

5356000 mN
5355500 mN
5355000 mN
5354500 mN
470000 mE
470500 mE
471000 mE
471500 mE
472000 mE
472500 mE
Altered felsics
0.31% Na2O
12.00% K2O
1,910 ppm Ba
Harmsworth Steady Basalt
Felsic volcanics
DPS06-01
Mafic volcanics and sediments
VLF Conductors
Residual
Residual Gravity
DPS Grid
from preliminary report
for Crosshair Exploration and Mining
by Ken Robertson - 2005
CROSSHAIR
Project: Victoria Lake
DPS Grid Residual Gravity
Proposed Drill Hole
Drawn: J.W. Pickett
NTS:
Scale: 1:10,000
DATUM NAD27
Date: Oct 2005